Exhibit 99.2

LAKE SHORE GOLD PROPOSES TO ACQUIRE TEMEX RESOURCES CORPORATION FOR $0.13 PER SHARE

TORONTO, ONTARIO -- (Marketwired – July 16, 2015) – Lake Shore Gold Corp. (TSX: LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced that it has submitted a binding proposal to Temex Resources Corp. (“Temex”) for the acquisition of all of the common shares of Temex. Under the terms of the proposal, Temex shareholders would receive, for each Temex share, 0.105 of a Lake Shore Gold share, having a value of $0.13 based on the closing price of Lake Shore Gold’s shares on the TSX on July 15, 2015.

Temex holds a 60% interest in a joint venture (for which Temex is the operator) with Goldcorp Canada Ltd. on the Whitney Property (“Whitney), immediately adjacent to Lake Shore Gold’s Bell Creek Mine and Mill. Whitney includes the past producing Hallnor, Broulan Reef and Bonetal mines. Temex has issued resource estimates for Whitney that include 0.97 million tonnes at a grade of 7.02 grams per tonne for 218,100 ounces of gold in the Measured category, 2.3 million tonnes at a grade of 6.77 grams per tonne for 490,500 ounces of gold in the Indicated category, and 1.0 million tonnes at a grade of 5.34 grams per tonne for 170,700 ounces of gold in the Inferred category.(1)  Temex also holds a 100% interest in the Juby Gold Project (“Juby”) located in the Shining Tree Area of Ontario. Resource estimates at Juby include 26.6 million tonnes at a grade of 1.28 grams per tonne for 1,090,400 ounces in the Indicated category and 96.2 million tonnes at a grade of 0.94 grams per tonne in the Inferred category.(2)

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Our proposed acquisition of Temex provides an attractive opportunity to increase our asset base in the Timmins Camp by combining Whitney’s significant high-grade gold resource with our very efficient and effective processing capabilities at the Bell Creek Mill. We have considerable capacity in our mill, and adding a resource of Whitney’s quality and quantity, particularly given its close proximity to Bell Creek, makes a lot of sense as we work to grow our company. As an in-market acquisition, the proposed transaction would be very complementary to our ongoing efforts to sustain and extend our current operations in Timmins and aggressively advance our very exciting organic growth opportunities in the area.”

The proposal by the Company follows the announcement in June that Temex had entered into an agreement with Oban Mining Corporation (“Oban”) in respect of its proposed acquisition of all common shares of each of Eagle Hill Exploration Corporation, Ryan Gold Corp., Corona Gold Corporation and Temex (the "Oban Agreement").

The consideration that would be received by Temex shareholders, if the Lake Shore Gold proposal were to be implemented by Temex, represents a premium of 106% to the 15-day volume weighted average trading price of the Temex common shares on the TSX Venture Exchange prior to the announcement by Temex that it had entered into the Oban Agreement.

Temex has disclosed that its Board of Directors has determined, after receiving a recommendation to such effect from its Special Committee and advice from its financial and legal advisors, that the proposed agreement with Lake Shore Gold is a "superior proposal" as defined in the Oban Agreement and has provided notice of such determination to Oban.

Under the terms of the Oban Agreement, Oban has a period of ten business days expiring on Thursday, July 30, 2015 (the "Response Period") to submit an offer to amend the terms of that agreement with Temex.  If, within the Response Period, Oban offers to amend the Oban Agreement such that the Temex Board determines that the proposed agreement with Lake Shore Gold is no longer a superior proposal, Temex will be required to enter into an amendment to the Oban Agreement and implement the amended agreement. In that circumstance, no agreement will be entered into between Temex and Lake Shore Gold with respect to the transaction proposed by Lake Shore Gold.

Temex has disclosed that if, within the Response Period, Oban does not offer to amend the Oban Agreement, or if the proposed Lake Shore Gold transaction continues to be superior to an amended transaction proposed by Oban, Temex may pay Oban the agreed upon termination payment of $691,856, terminate the Oban Agreement, and enter into an agreement with Lake Shore Gold to complete a transaction on the terms proposed by Lake Shore Gold. In that event, the agreement proposed by Lake Shore Gold would require the directors and officers of Temex to enter into lock-up agreements with respect to the transaction with Lake Shore Gold on substantially the same terms as the agreements entered into with Oban and pursuant to which, among other things, they would agree to vote their Temex common shares in favour of the Lake Shore Gold transaction at a meeting of shareholders of Temex to be called to consider such transaction.

Lake Shore Gold's strategic advisor is Red Cloud Mining Capital and its legal advisors are Goodmans LLP in Canada and Kaye Scholer LLP in the United States.

Lake Shore Gold has not verified the mineral resources disclosed in the technical reports for either the Whitney or Juby projects. To the best of Lake Shore Gold’s knowledge, information, and belief, there is no new material scientific or technical information that would make the disclosure of the mineral resources in the technical reports inaccurate or misleading.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com

Footnotes

(1)
For more information about resource estimates at Whitney, please see Temex’s technical report entitled, “Technical Report And Resource Estimate On The Upper Hallnor, C-Zone, And Broulan Reef Deposits, Whitney Gold Property, Timmins Area, Ontario, Canada”, published on SEDAR on February 27, 2014.

(2)
For more information about resource estimates at Juby, please see Temex’s technical report entitled, “Technical Report On The Updated Mineral Resource Estimate For The Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario”, published on SEDAR on February 26, 2014.

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